Exhibit 99.1

Strong Preliminary Second Quarter Results and Robust Second Half
Business Pipeline - Increases Revenues and Adjusted EBITDA Guidance
for 2021

Revised Full-Year Guidance: Projected Revenues of $420 Million, 28% Year-over-Year
Growth and Adjusted EBITDA of $50 Million, 52% Year-over-Year Growth

TEL AVIV & NEW YORK – June 28th, 2021 – Perion Network Ltd. (NASDAQ: PERI), a global advertising technology company that delivers comprehensive solutions across the three main pillars of digital advertising – ad search, social media, and display / video / CTV – today announced preliminary results for the second quarter of 2021, along with increased guidance for full year 2021 revenues and Adjusted EBITDA. The new guidance is based on a strong first half of 2021 coupled with a robust revenues pipeline going into the second half of the year.

Preliminary results

($M)	Q2 2020 Actual Results	Q1 2021 Actual Results	Q2 2021 Preliminary Results	Sequential Quarterly Growth	Year Over Year Growth
Total Revenues	$60.3	$89.8	$105	17%	74%
Adjusted EBITDA	$2.5	$8.8	$13.5	53%	440%

Main highlights:
•	Perion’s Hub and Spoke business model which successfully connects both demand and supply sides of the “open internet” is driving efficiencies which improve Adjusted EBITDA margins;
•	Video advertising and CTV are key growth drivers for our year-over-year increase in projected advertising revenue;
•	Increase in our clients’ performance marketing initiatives is driving record search revenues.

($M)	2020 Actual Annual Results	2021 Revised Annual Guidance	Annual Growth*
Revenues	$328.1	$410-$430	28%
Adjusted EBITDA	$32.8	$49-$51	52%
Adjusted EBITDA Margin	10%	12%

* At guidance midpoint

“Perion's accelerating growth further validates our diversification strategy and the success of our holistic solutions approach,” said Doron Gerstel, Perion’s CEO. “The key driver of our growth is the strong performance of our advertising business, which outpaced the industry’s organic growth rates, as brands and agencies expand the adoption of our solutions. Our investments in R&D are delivering significant returns and driving Adjusted EBITDA margin expansion. Our strong business visibility into the second half of 2021 gives us the confidence to increase our full-year outlook.”

Second Quarter Results and Conference Call

Perion will release its financial results for the second quarter and six months ended June 30, 2021, on Tuesday, August 3, 2021, prior to the opening of the financial markets. Perion management will host a conference call to discuss the results at 8:30 a.m. ET that day. Details are as follows:

•	Conference ID: 9985661
•	Dial-in number from within the United States: 1-866-548-4713
•	Dial-in number from Israel: 1809 212 883
•	Dial-in number (other international): 1-323-794-2093
•	Playback available until Tuesday, August 10, 2021 by calling 1-844-512-2921 (United States) or 1-412-317-6671 (international). Please use PIN code 9985661 for the replay.
•	Link to the live webcast accessible at https://www.perion.com/ir-info/

About Perion Network Ltd.
Perion is a global technology company that provides agencies, brands and publishers with innovative solutions that cover the three main pillars of digital advertising. From its data-driven Synchronized Digital Branding platform and high-impact ad formats in the display domain; to its powerful social media platform; to its branded search network, Perion is well-positioned to capitalize on any changes in marketers’ allocation of digital advertising spend. More information about Perion can be found at www.perion.com.

Non-GAAP measures
Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA") is defined as operating income excluding stock-based compensation expenses, depreciation, restructuring costs, acquisition related items consisting of amortization of intangible assets and goodwill and intangible asset impairments, acquisition related expenses, gains and losses recognized on changes in the fair value of contingent consideration arrangements and certain accounting entries under the business combination accounting rules that require us to recognize a legal performance obligation related to revenues arrangements of an acquired entity based on its fair value at the date of acquisition. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Furthermore, the non-GAAP measures are regularly used internally to understand, manage and evaluate our business and make operating decisions, and we believe that they are useful to investors as a consistent and comparable measure of the ongoing performance of our business. However, our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Additionally, these non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. A reconciliation of guidance and of the preliminary results from a GAAP to Non-GAAP basis is not available due to the unpredictability and uncertainty associated with future events that would be reported in GAAP results and would require adjustments between GAAP and Non-GAAP financial measures. Accordingly, a reconciliation of the guidance and of the preliminary results based on Non-GAAP financial measures to corresponding GAAP financial measures for future periods, is not available without unreasonable effort.

Forward Looking Statements
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will”, “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by Perion with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2020 filed with the SEC on March 25, 2021. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:

Perion Network Ltd.
Rami Rozen, VP of Investor Relations
+972 (52) 5694441
ramir@perion.com

Source: Perion Network Ltd.